UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23th Floor, Lianfa International Building,

No. 128 Xudong Road, Wuchang District,

Wuhan City, Hubei Province, 430063

                                                People’s Republic of China

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Press release dated November 10, 2020, Dunxin Financial Holdings Limited to Hold Annual General Meeting on December 18, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: November 10, 2020	By:	/s/ Ricky Qizhi Wei
	Name:	Mr Ricky Qizhi Wei
	Title:	Chief Executive Officer

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